SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 3Q05 RESULTS

Curitiba, Brazil, November 10, 2005- Companhia Paranaense de Energia-COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), company that generates, transmits, and distributes electrics power to the State of Paraná, today announces its operating results for the third quarter of 2005. All figures included in this report are in thousand of Reais (R$1,000) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS
  Net Operating Revenue: R$3,583 million – a 26.6% increase compared to the same period of 2004.
  Operating Income: R$501 million – amount 0.4% higher than the amount recorded in the same period of 2004.
  Net Income: R$309 million (R$1.13 per thousand shares), 3.8% higher than the amount recorded in 9M04 (R$298 million).
  Increase in total electric power consumption at COPEL’s concession area: 3.3%
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$803 million
  Return on Equity: 8.0% p.a.
  Debt/Shareholders’ Equity: 30.9%.
  As from June 1st, 2005, COPEL has no longer been recording provisions for payments under the gas supply contract between Petrobras, Compagas and Copel, due to its termination.
  COPEL’S consolidated balance sheet presents, in addition to the wholly owned subsidiaries figures (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações) Compagas’ figures. In order to maintain the comparison base, third quarter 2004 financial statements were reclassified.

Copel’s Investor Relations ri@copel.com

Solange Maueler Gomide
Ricardo Portugal Alves	(5541) 3331-4359
(5541) 3331-4311
www.copel.com/ri

Companhia Paranaense de Energia – COPEL
Resultados do 3º Trimestre de 2005

3Q05 MAIN EVENTS

- Net income: In the third quarter of 2005, COPEL recorded a profit of R$ 309.1 million, corresponding to R$ 1.13 per lot of one thousand shares.

- Gas supply contract: As of June 1st 2005, COPEL has no longer been recording provisions for payments under the gas supply contract with Compagas, since the agreements between Petrobras, Compagas, and COPEL have been terminated.

- Market expansion: Total power consumption throughout COPEL’s concession area – which includes sales both to captive customers and to “unregulated free customers” within the State of Paraná -- grew by 3.3% from January through September 2005 compared to the same period in 2004. If the contracts with Carbocloro and Volkswagen, which expired at the end of 2004, were taken into account, consumption would have decreased 1.3% in the period.

Residential, commercial, and rural consumer segments grew by 4.1%, 6.7%, and 6.2%, respectively. The expansion in the residential segment was due to a 2.8% increase in the number of customers supplied and to an increase in average consumption (1.3% over the third quarter of 2004). The good performance of the commercial segment resulted from the modernization of the sector and the opening of new businesses. The growth in the rural segment was due mainly to the increase in exports of agricultural, livestock, and agro-industrial products, which resulted in higher income for the producers, enabling them to invest in electric machinery. Total industrial consumption within COPEL’s concession area increased by 1.0% (taking into account the free customers supplied by COPEL Generation in Paraná).

- Inauguration of the Santa Clara Power Plant: On September 30th 2005, the Santa Clara Power Plant was inaugurated. Located on the Jordão River, in the central-southern region of Paraná, the facility adds 120 MW of installed capacity to the power generation complex which also comprises the Fundão Power Plant and two small hydropower units, for a total of 245.6 MW.

- UEG Araucária: On August 14th 2003, COPEL filed a lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), which is currently at its final stage: the court-ordered expert investigation has already been concluded, and the resulting report has been submitted to court. The investigation has concluded that the facility can’t be operated in an automatic, safe, and continuous manner. It has also found design and construction flaws in the power generating units, in the natural gas processing unit, and in the

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

integration between facilities. Once the statements of the parties’ technical assistants are submitted, the court shall validate the findings of the investigation. It is likely that Araucária will appeal against such validation. Such measure, however, will not prevent COPEL from using those results as evidence. The findings contained in the final report will help COPEL prove the technical impossibility of operating the power plant in an automatic, safe, and continuous manner.

In July 2004, another hearing took place before the Chamber of International Trade in Paris, and COPEL again restated its refusal to accept arbitration, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which, in UEG Araucária’s understanding, supported the procedures before the CIT.

On December 6th 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand, but assured that it would not consider administrative decisions already taken by the National Electric Energy Agency (ANEEL), such as the refusal to ratify the agreement between UEG Araucária and COPEL. This ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter.

Even though COPEL will not recognize the jurisdiction of the Arbitration Court over this matter, it will continue to defend its interests before it, lest the proceedings go on in absentia. On May 30th 2005, the Company submitted a statement justifying its counterclaims against UEG Araucária and listing the pieces of evidence it intends to submit before the Arbitration Court. As part of its defense strategy , COPEL is demanding payment of all expenses incurred by the Company since October 2002 for maintenance of the facility and of all losses suffered due to the technical impossibility of operating the power plant.

In early 2005, a committee was assembled with representatives from COPEL, Petrobrás, and El Paso in order to negotiate a settlement regarding the issues related to UEG Araucária.

In July 2005, COPEL hired an external consulting company to appraise its stake in UEG Araucária.

- Electricity Auction: COPEL participated in the 4th auction of existing electricity, which took place on October 11th 2005. At this event, COPEL Generation sold 245 MW/year for the 2009-2016 period for R$ 95.95/MWh.

- CIER (Comisión de Integración Energética Regional) Award: In Bolivia, COPEL won the Silver Award for Service Quality and Customer Satisfaction, as a result of its ranking as the second-best provider of energy services in South America, according to a customer poll.

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

- Global Finance Award: North-American economics magazine Global Finance chose COPEL as the best company in Latin America in the area of energy services. It was the fifth time the Company received such award in the seven years of its existence.

- América Economia Magazine: América Economia Magazine listed COPEL among the 500 largest companies in Latin America, according to their 2004 results.

The criteria used by the magazine to rank companies include revenues, variations in revenue growth, shareholders’ equity, and total assets. The most important factor in the ranking, however, was the 2004 volume of sales/revenues in millions of dollars.

- Corporate Citizen: COPEL won the right to use the “Corporate Citizen” logo, which is granted to companies which fulfill the goals (such as accounting transparency and effective disclosure of social balance sheets) set forth by the regulations issued by the Regional Accounting Council of the State of Rio de Janeiro in association with the Industrial Federation of the State of Rio de Janeiro (Firjan) and the Commercial Association of Rio de Janeiro.

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

From January to September 2005, total power consumption at COPEL’s concession area (captive market plus free consumers served by COPEL) reached 14,007 GWh, up by 3.3% versus the volume recorded in the same period of 2004. Taking into account the contracts with Carbocloro and Volkswagen which expired at the end of 2004, consumption decreased 1.3% in the period. This consumption growth reflects, mainly, the increase in the residential, commercial and rural segments, with variations of 4.1%, 6.7% and 6.2% respectively.

Residential consumption recorded a recovery, reaching growth levels similar to those presented before the 2001 rationing. This improvement is due to the 2.8% increase in the number of customers, as well as to the increase in the average consumption level in the period (1.3% over the same period of 2004). This increase in the segment is due to the purchase of electric appliances, thanks to the increasing availability of credit since last year.

The commercial segment growth in the first nine months of the year maintained 9M04 levels, mainly due to the modernization of the sector and to the increase in the number of connections, which recorded the highest numbers in the last few years.

The good performance of the rural segment is mainly due to the increase in exports of agricultural, livestock and agribusiness products, that resulted in higher income for rural producers, enabling them to invest in electric machinery.

Consumption by the industrial segment (including only Copel Distribuição customers), dropped by 8.4% due to the transfer of free consumers to Copel Geração, occurred in April 2005. However, the total industrial consumption at Copel’s concession area recorded a 1.0% growth, when including free customers supplied by Copel Geração in the State of Paraná.

In September 2005, COPEL’s number of consumers amounted to 3,239,293, up by 2.6% if compared to September 2004, corresponding to 81,959 new consumers.

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

Consumption per Segment

GWh

	Jan – Sep	Jan – Sep	Change
Segment	2005	2004	%

Residential	3,486	3,350	4.1
Industrial	4,886	5,335	(8.4)
Commercial	2,411	2,259	6,7
Rural	1,051	990	6.2
Other	1,333	1,295	2,9
Subtotal	13,167	13,229	(0.5)
Free consumers in the State of Paraná	840	333	152.7

Total at Copel’s concession area	14,007	13,562	3.3

Carbocloro and Volkswagen	-	632	(100.0)

Total	14,007	14,194	(1.3)

Copel Distribuição’s grid market (TUSD), composed by Copel’s captive customers and the totality of free customers in the company’s concession area, increased by 3.4% in the first nine months of 2005 (14,898 GWh).

Revenues

Net operating revenues in the first nine months of 2005 reached R$ 3,583 million, up by 26.6% the R$2,831 recorded in the same period of 2004.

This increase mainly reflects: (i) the lower discount granted to consumers who pay their electricity bill when due, resulting in a 9% average adjustment as from June 24, 2004, a 5% average adjustment as from February 1, 2005 and a 4.41% average adjustment as from August 1, 2005; (ii) higher supply revenue, due to the 75% reduction of the first contract between COPEL Geração and COPEL Distribuição and the consequent sale of energy from COPEL Geração to the first old energy auction (980 MW in average for the period

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

between 2005-2012 at R$57.50/MWh); (iii) the increase in revenue from the availability of the grid due to transmission tariff readjustments confirmed by ANEEL Resolution 71/2004 of June 30, 2004 and 15/2005 of July 1, 2005, in addition to the incorporation of new transmission assets at the Basic Network and to transmission grid - TUSD revaluation, after COPEL’s tariff revision.

The “Piped Gas Distribution” line refers to revenues from Compagas’ gas distribution to third-parties.

Gross Revenue

					(R$ thousand)

	3rd	2nd	1st	Jan - Sep	Jan - Sep	Change
Revenue	Quarter	Quarter	Quarter	2005	2004	%
	2005	2005	2005

Residential	478,329	460,160	447,518	1,386,007	1,224,744	13.2
Industrial	445,126	401,322	357,303	1,203,751	1,088,625	10.6
Commercial	274,146	267,053	261,443	802,642	668,971	20.0
Rural	58,170	60,757	62,229	181,156	156,168	16.0
Other	113,670	108,174	97,888	319,732	276,919	15.5
Total Retail	1,369,441	1,297,466	1,226,381	3,893,288	3,415,427	14.0
Supply	235,789	237,070	227,650	700,509	320,669	118.4
Revenue from the use	69,473	66,636	64,192	200,301	147,254	36.0
of transmission grid
Telecom	12,333	13,118	12,478	37,929	29,062	30.5
Piped gas distribution	47,927	44,119	40,360	132,406	125,372	5.6
Other	20,827	20,842	20,791	62,460	47,674	31.0

Total	1,755,790	1,679,251	1,591,852	5,026,893	4,085,458	23.0

Revenue Deductions

The table below shows COPEL’s operating revenue deductions:

					(R$ thousand)

	3rd	2nd	1st	Jan - Sep	Jan - Sep	Change
Revenue Deductions	Quarter	Quarter	Quarter	2005	2004	%
	2005	2005	2005

ICMS	355,696	336,326	319,509	1,011,531	864,521	17.0
PIS/Cofins	137,503	97,458	78,544	313,505	228,362	37.3
RGR	16,169	12,150	19,329	47,648	49,192	(3.1)
Other	19,834	26,305	25,143	71,282	112,503	(36.6)

TOTAL	529,202	472,239	442,525	1,443,966	1,254,578	15.1

Operating Expenses

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

In the first nine months of 2005, total operating expenses reached R$ 3,023 million, versus the R$2,297 million recorded in the same period of 2004. The main variations were:

  The 58.4% increase in the “energy purchased for resale” line, due to the 75% reduction of the initial contract between COPEL Geração and COPEL Distribuição and the consequent purchase of energy by Copel Distribuição in the 1St old energy auction (992 MW in average for the period between 2005 – 2012 at R$57.51/MWh). The main amounts booked are: R$357.1 million from ITAIPU, R$232.8 million from CIEN, R$59.8 million from ITIQUIRA and R$332.1 million from energy auction. Also, R$65.4 million were booked as passive CVA – energy purchased for resale.

  The increase in the “use of transmission grid” line is due to: tariff readjustment confirmed by ANEEL Resolution 71, of June 30, 2004 and 150/2005 of July 1, 2005, in addition to the amortization of R$80.6 million from CVA ("Parcel A") costs. Another important factor was the deferral reversion from CVA occurred in 9M05, R$398 thousand, while in 9M04 it was deferred R$78.4 million.
  The 20.6% variation in the “personnel” line was chiefly due: (i) to wage raises of 1.26% in July 2004 and of 6.5% in October 2004; (ii) to the increase in the number of employees (533 employees); and (iii) to the agreement on the bonus for hazardous working conditions (R$22.2 million) in March and May 2005. Disregarding this last expense, which is non- recurring, personnel expenses would have increased by 13.5%.
  The increase in personnel was stronger in COPEL Distribuição, especially in telemarketer and electrician, aiming at adjusting and improving direct customer service and the reduction of outsourced labor in the front line, as these agreements expire.
  As a result of the consolidation of Compagas, “the raw material and supply for electric power production” line reflects only the amount regarding the purchase of fuels and other supply payable to third partied. This rise is primarily due to the purchase of gas for UEG Araucária, which was no longer eliminated in this quarter, as result of the terminations of the contracts between Copel Geração and Compagas. The registered figure refers to period between January to May 2005.
  The “natural gas and supplies for the gas business” line refers to the total natural gas acquired by Compagas from Petrobras. The fall recorded in this period is a result of the termination of the contract for the purchase of gas for UEG Araucária. As from June 1st, 2005, COPEL has no longer been recording provisions for payments under the gas supply contract with Compagas, due to the contract’s termination.

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

  The 31.1% increase in “regulatory charges”, under which were booked R$167.2 million as Fuel Consumption Account – CCC, R$44.4 as financial compensation for the use of water resources, R$111.4 million as Energy Development Account – CDE, and R$8.7 million as ANEEL’s oversight fees and other services.
  The increase in "taxes" resulted from R$ 32.8 million in penalties imposed by the State Finance Department on COPEL for having wrongfully classified customers under the rural category, which is entitled to deferment of value- added tax ("ICMS"), during the period from January 2000 through December 2004. This amount will be paid off in 60 monthly installments starting July 2005.
  The increase in “other operating expenses” mainly due to the booking of provision for doubtful accounts. This provision was calculated in accordance with the ANEEL’s Electric Power Public Providers Booking Manual and, in this period, amounted to R$52.7 million.

Operating Expenses Breakdown

					(R$ thousand )

	3rd Quarter	2nd Quarter	1st Quarter	Jan - Sep	Jan - Sep	Change
Operating Expenses	2005	2005	2005	2005	2004	%

Energy purchased for resale	356,272	424,790	359,829	1,140,891	720,507	58.3
Use of transmission grid	144,240	103,630	104,841	352,711	193,270	82.5
Transport of electricity capacity	7,309	7,502	6,996	21,807	14,454	50.9
Personnel	122,471	117,500	136,524	376,495	312,060	20.6
Pension plan and other benefits	24,736	24,811	24,218	73,765	102,701	(28.2)
Material	13,544	17,149	13,575	44,268	37,073	19.4
Raw material and supply for	50,269	5,908	3,424	59,601	8,919	568.2
electric power production
Natural gas purchased for resale	(23,124)	55,079	85,641	117,596	214,161	(45.1)
and supplies for the gas business
Third-party services	49,916	51,558	41,907	143,381	139,448	2.8
Depreciation and amortization	81,726	82,386	79,160	243,272	230,874	5.4
Regulatory charges	113,646	102,938	115,088	331,672	253,045	31.1
Other operating expenses	51,959	32,983	32,391	117,333	70,588	66.2

Total	992,964	1,026,234	1,003,594	3,022,792	2,297,100	31.6

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

CVA (Deferred Regulatory Asset)

The following table shows the charges in balances from deferred tariff costs updated by the SELIC rate in the third quarter of 2005:

					R$ thousand

Parcel A movement	Balance	Deferreal	Amortization	Monetary	Transfer	Balance
	06.30.05			Update		09.30.05

Asset

Purchased electric power (Itaipu)	1,849	(10,134)	(5,182)	1,817	11,650	-
Transp. of purchased elect. capacity	2,990	589	(919)	233	-	2,893
Use of transmission grid	144,189	(1,213)	(38,628)	4,730	-	109,078
Energy Development Account - CDE	29,562	-	(8,402)	1,877	-	23,037
Electric Power Services Fee - ESS	18,905	105	(6,329)	1,723	-	14,404
Fuel Consumption Account - CCC	8,785	8,206	(2,846)	857	-	15,002
	206,280	(2,447)	(62,306)	11,237	11,650	164,414
Liabilities

Energy purchased for resale
Auction	44,054	7,037	(9,084)	1,574	-	43,581
Cien	13,274	25,439	(3,970)	1,076	-	35,819
Itiquira	(2,810)	(6,611)	202	(271)	-	(9,490)
Itaipu	-	-	-	-	11,650	11,650
	54,518	25,865	(12,852)	2,379	11,650	81,560

EBITDA

Earnings before interest, taxes, depreciation and amortization – EBITDA reached R$803.4 million in the first nine months of 2005, up 5.1% over the figure posted in the same period of the previous year (R$764.6 million).

Financial Result

Financial income from January to September, 2005 decreased 2.5% in comparison to the same period of 2004. The main variations were: (i) higher interest from financial applications due to a higher cash position in the period; (ii) increase of interest and fees due to the appropriation of interest from the mutual contract with Elejor; (iii) monetary variation drop due to the decrease of in IGP-DI index used for readjusting CRC transferred to the State Government; and (iv) increase in the interest on arrears over electricity bills.

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

Financial expenses went up by 5.9% as a result, mainly, of the booking of fines referring to the gas purchase contract (R$136.2 million) and penalties imposed by the State Finance Department (R$ 30.2 million).

Operating Result

COPEL’s operating result recorded in the third quarter of 2005 totaled R$501.3 million, 0.4% above the same period of the previous year.

Non-Operating Result

The non-operating result recorded in the period reflects mainly the net effect of the write-offs of assets and rights registered under permanent assets.

Net Income

Between January and September 2005, COPEL recorded net income of R$309.1 million, 3.8% above the same period of the previous year (R$297.7 million). In the third quarter of 2005, the Company’s net income was R$112.4 million.

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

Balance Sheet and Capex (Assets)

On 09.30.2005, COPEL’s total assets amounted to R$10,319.6 million.

COPEL’s capex in the first nine months of 2005 was R$304.2 million, of which R$13.3 million were allocated to power generation projects, R$95.0 million to transmission projects, R$173.6 million to distribution improvement works, R$12.9 million to telecommunications, R$ 2.5 million to corporate partnership and R$6.9 million to gas plumbing (Compagas).

Balance Sheet (Liabilities)

As of September, 30, 2005, COPEL’s total debt amounted to R$1,680.3 million, representing a debt/shareholders’ equity ratio of 30.9%

COPEL’s shareholders’ equity was R$5,445.4 million, representing a 2.1% increase over September 2004 and equivalent to R$19.90 per thousand shares.

Debt Profile

			(R$ thousand)

Foreign Currency	Short Term	Long Term	Total

IBD	22,160	94,854	117,014
National Treasury	13,664	108,562	122,226
Eletrobrás	8	58	66
Banco do Brasil S/A	4,929	14,532	19,461

Total Foreign Currency	40,761	218,006	258,767

Local Currency	Short Term	Long Term	Total

Eletrobrás	45,791	323,907	369,698
BNDES	7,675	33,099	40,774
Debentures	51,500	958,351	1,009,851
Other	192	1,041	1,233

Total Local Currency	105,158	1,316,398	1,421,556

TOTAL	145,919	1,534,404	1,680,323

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

ADDITIONAL INFORMATION

Main Operational and Financial Highlights

As of September 30, 2005
Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	11
Number of automated step up substations:	10

Transmission
Transmission lines:	6,996 km
Number of substations:	126
Number of automated substations:	126
Installed capacity:	15,169 MVA
Distribution
Distribution lines:	165,576 km
Number of substations:	227
Number of automated substations:	176
Installed capacity in substations of 13.8kV and 34.5kV:	1,399 MVA
Number of localities served:	1,112
Number of municipalities served:	393
Number of consumers:	3,239,293
DEC (outage duration per consumer):	9:02 hours
FEC (outage frequency per consumer):	9.29 times
Telecom
Optical cable – main ring:	4,475 km
Self-sustained optical cable:	2,727 km
Number of cities served:	146
Number of consumers:	236
Administration
Number of employees (wholly owned subsidiaries):	7,266
Consumer per distribution branch employee:	620
Financial
Book value per 1,000 shares:	R$ 19.90
EBITDA:	R$ 803.4 million
Liquidity (current ratio):	1.10

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

Average Tariffs for Energy Purchase

			R$/MWh

Energy purchase tariffs	September 2005	September 2004	Var. %

Auction – CCEAR	57.51	-	-
CIEN	88.24	92.67	(4.8)
Itaipu *	80.52	94.33	(14.6)

(*)Furnas tariff included

Retail Tariffs

			R$/MWh

Tariffs	September 2005	September 2004	Var. %

Residential	269.36	262.51	2.6
Industrial	181.04	149.83	20.8
Commercial	241.94	222.84	8.6
Rural	163.98	156.00	5.1
Other	181.26	166.79	8.7
Total	214.99	192.95	11.4

ICMS not included

Energy Supply Tariff

			R$/MWh

Energy supply tariffs	September 2005	September 2004	Variação %

Small wholesale concessionaries	82.09	75.64	8.5
Auction - CCEAR	57.50	-	-

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Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

Energy Flow
GWh

Source	Jan – Sep 2005

Own Generation	12,716
Purchased Energy	16,051
Itaipu	3,500
Auction – CCEAR	6,421
Cien	2,621
Other	3,509

Total available power	28,767

State demand	13,502
Retail	13,167
Wholesale	335
Free consumers	841
Initial Supply and Bilateral Contracts	2,928
Auction – CCEAR	6,322
MRE and CCEE	2,640
Losses	2,534
Basic grid losses	907
Distribution losses	1,337
CG contracts allocation	290

CCEAR = Energy purchase agreements in the regulated market
MRE = Energy Reallocation Mechanism
CCEE = Electric power trade chamber
CG = Center of gravity of the Submarket (difference between hired energy and energy received from CG – following the agreement).
Amounts subject to changes after the conclusion by CCEE.

Shareholders’ Structure (in thousand shares)

As of September 30, 2005

						Milhões de ações/ Millions of shares

Acionistas Shareholders	ON COMMON		PNA		PNB
		%	Preferred "A"	%	Preferred "B"	%	Total	%

Estado do Paraná/ State of Paraná	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	27,936	21.8	66,235	24.2
Custódia da Bolsa/ Stock Exchange	19,568	13.5	121	30.0	100,133	78.1	119,822	43.8
No Brasil/ In Brazil	16,340	11.3	121	30.0	72,196	56.3	88,657	32.4
ADS's	3,228	2.2	-	-	27,937	21.8	31,165	11.4
Outros/ Other	605	0.4	283	70.0	151	0.1	1,039	0.3

TOTAL	145,031	100.0	404	100.0	128,220	100.0	273,655	100.0

Pág. 15

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

FINANCIAL STATEMENTS - COPEL

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	12/31/2004	03/31/2005	06/30/2005	09/30/2005	09/30/2004

Current
Cash in hand	519,236	505,141	575,895	813,558	489,279
Customers and distributors	846,144	961,785	1,023,346	1,104,614	897,463
Allowance for doubtfull accounts	(85,965)	(110,618)	(128,838)	(138,238)	(85,028)
Third-parties services, net	2,823	4,591	3,395	5,226	2,749
Dividends receivable	2,886	2,886	2,152	2,152	787
Services in progress	5,621	5,592	6,863	9,748	4,698
CRC transferred to State Government	29,459	30,069	30,660	30,962	169,283
Taxes and social contributions paid in advance	85,274	116,207	112,476	82,632	76,834
Material and supplies	30,632	32,678	32,106	33,208	27,518
Account for compensation of "Portion A"	197,162	208,470	204,621	150,134	183,681
Regulatory Assets - PASEP/COFINS	-	-	-	56,382	-
Other	35,810	73,386	72,486	76,796	47,959

	1,669,082	1,830,187	1,935,162	2,227,174	1,815,223

Long-term assets
Customers and distributors	56,921	52,099	47,044	42,160	61,585
CRC transferred to State Government	1,167,945	1,180,383	1,170,108	1,146,764	985,858
Taxes and social contributions paid in advance	528,685	525,910	539,851	563,122	626,868
Judicial Deposits	146,662	151,690	158,735	165,319	131,982
Intercompany receivables	250,402	278,188	195,288	204,737	181,067
Account for compensation of "Portion A"	111,246	55,171	1,659	14,280	164,420
Regulatory Assets - PASEP/COFINS	80,426	99,807	111,925	32,680	-
Other	47,916	48,127	48,921	48,204	160,274

	2,390,203	2,391,375	2,273,531	2,217,266	2,312,054

Permanent
Investments	456,707	461,013	461,442	465,499	430,542
Property, plant and equipment
In service	5,530,383	5,535,422	5,578,978	5,626,175	5,535,512
Construction in progress	594,230	600,819	579,363	542,331	493,178
( - ) Special liabilities	(725,448)	(734,803)	(747,753)	(759,025)	(706,948)
Deferred	129	92	49	205	167
	5,399,294	5,401,530	5,410,637	5,409,686	5,321,909

	5,856,001	5,862,543	5,872,079	5,875,185	5,752,451

Total	9,915,286	10,084,105	10,080,772	10,319,625	9,879,728

Pág. 16

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	12/31/2004	31/03/2005	30/06/2005	09/30/2005	09/30/2004

Current
Loans and financing	514,396	523,597	99,016	94,419	549,692
Debentures	156,620	6,727	61,055	51,500	135,877
Suppliers	767,501	952,300	1,047,355	1,108,983	707,278
Taxes and social contributions	331,618	290,566	314,725	387,921	333,636
Interest on own capital	91,352	90,697	27,050	27,047	12,672
Accrued payroll costs	84,427	102,708	81,733	93,549	82,004
Pension plan and other post-retirement benefits	124,783	135,135	127,587	123,704	93,706
Account for compensation of "Portion A"	-	-	46,871	40,686	-
Regulatory charges	64,135	75,251	68,751	66,382	77,729
Swap operations	124,629	136,982	-	-	78,636
Other	24,481	29,065	19,109	22,691	26,897

	2,283,942	2,343,028	1,893,252	2,016,882	2,098,127

Long-term liabilities
Loans and financing	702,868	671,523	614,761	576,053	720,513
Debentures	457,407	564,484	965,391	958,351	448,605
Suppliers	240,663	223,474	206,372	191,492	248,412
Pension plan and other post-retirement benefits	540,587	520,071	514,991	508,066	570,659
Account for compensation of "Portion A"	-	-	7,647	40,874	-
Non extracted gas	-	-	-	-	113,778
Taxes and social contributions	78,408	67,962	61,197	94,369	66,598
Intercompany receivables	-	-	-	-	3,550
Provision for contingencies	428,762	429,283	429,867	430,511	408,095
Regulatory charges	1,588	-	-	-	1,588

	2,450,283	2,476,797	2,800,226	2,799,716	2,581,798

Minority interest	44,744	49,556	54,317	57,648	43,857

Shareholders' equity
Capital stock	3,480,000	3,480,000	3,480,000	3,480,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	839,024	917,431	1,035,684	1,148,086	858,653

	5,136,317	5,214,724	5,332,977	5,445,379	5,155,946

Total	9,915,286	10,084,105	10,080,772	10,319,625	9,879,728

Pág. 17

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT

	4Q2004	1Q2005	2Q2005	3Q2005	09/30/2005	09/30/2004

Operating revenues
Electricity sales to final customers	1,190,042	1,226,381	1,297,466	1,369,441	3,893,288	3,415,427
Electricity sales to distributors	125,187	227,650	237,070	235,789	700,509	320,669
Use of transmission plant	62,512	64,192	66,636	69,473	200,301	147,254
Telecom revenues	12,372	12,478	13,118	12,333	37,929	29,062
Piped gas distribution	35,855	40,360	44,119	47,927	132,406	125,372
Other revenues	32,899	20,791	20,842	20,827	62,460	47,674
	1,458,867	1,591,852	1,679,251	1,755,790	5,026,893	4,085,458

Deductions from operating revenues	(363,973)	(442,525)	(472,239)	(529,202)	(1,443,966)	(1,254,578)

Net operating revenues	1,094,894	1,149,327	1,207,012	1,226,588	3,582,927	2,830,880
Operating expenses
Payroll	(146,207)	(136,524)	(117,500)	(122,471)	(376,495)	(312,060)
Pension plan	(34,865)	(24,218)	(24,811)	(24,736)	(73,765)	(102,701)
Material	(17,389)	(13,575)	(17,149)	(13,544)	(44,268)	(37,073)
Raw material and supplies for generation of electricity	(74,293)	(3,424)	(5,908)	(50,269)	(59,601)	(8,919)
Third-party services	(53,167)	(41,907)	(51,558)	(49,916)	(143,381)	(139,448)
Electricity purchased for resale	(243,376)	(359,829)	(424,790)	(356,272)	(1,140,891)	(720,507)
Transport of electricity capacity	(7,093)	(6,996)	(7,502)	(7,309)	(21,807)	(14,454)
Charges for the use of transmission grid	(96,336)	(104,841)	(103,630)	(144,240)	(352,711)	(193,270)
Depreciation and amortization	(78,036)	(79,160)	(82,386)	(81,726)	(243,272)	(230,874)
Regulatory charges	(105,444)	(115,088)	(102,938)	(113,646)	(331,672)	(253,045)
Taxes	(2,776)	(4,095)	(5,299)	(34,167)	(43,561)	(7,316)
Natural gas purchased for resale and supplies for the gas	6,213	(85,641)	(55,079)	23,124	(117,596)	(214,161)
Other expenses	(174,602)	(28,296)	(27,684)	(17,792)	(73,772)	(63,272)

	(1,027,371)	(1,003,594)	(1,026,234)	(992,964)	(3,022,792)	(2,297,100)

Result of operations	67,523	145,733	180,778	233,624	560,135	533,780

Equity Investment	7,115	4,302	1,768	1,731	7,801	6,355

Financial income (expenses)
Financial income	138,878	94,777	94,685	81,178	270,640	277,678
Financial expenses	(100,274)	(114,601)	(85,706)	(136,974)	(337,281)	(318,445)
	38,604	(19,824)	8,979	(55,796)	(66,641)	(40,767)

Operating income (expenses)	113,242	130,211	191,525	179,559	501,295	499,368

Non-operating income (expenses)	(1,871)	(3,848)	(1,382)	(3,869)	(9,099)	(4,487)

Income (loss) before income tax	111,371	126,363	190,143	175,690	492,196	494,881

Income tax and Social contribution
Income tax	(11,147)	(30,998)	(50,101)	(43,623)	(124,722)	(136,730)
Social contribution	(5,005)	(12,146)	(17,028)	(16,333)	(45,507)	(45,551)
	(16,152)	(43,144)	(67,129)	(59,956)	(170,229)	(182,281)

Net income (loss) before	95,219	83,219	123,014	115,734	321,967	312,600
Minority interest
Minority interest	(6,359)	(4,812)	(4,761)	(3,332)	(12,905)	(14,884)
Net income (loss)	88,860	78,407	118,253	112,402	309,062	297,716
Earning per thousand shares	0,3247	0,2865	0,4495	0,4107	1,1294	1,0879

Pág. 18

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
as of September 30, 2005
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR	COM

Current
Cash in hand	518,479	15,924	230,265	2,775	5,742	25,518
Customers and distributors	169,187	42,492	841,919	-	-	36,649
Third-parties services, net	3,116	245	54	14,032	-	-
Dividends receivable	-	-	-	-	1,770	-
Services in progress	2,331	4,371	1,756	-	231	-
CRC transferred to State Government	-	-	30,961	-	-	-
Taxes and social contributions paid in advance	10,624	9,137	63,303	2,277	4,369	685
Material and supplies	91	8,830	21,133	2,617	-	538
Account for compensation of "Portion A"	-	-	150,134	-	-	-
Regulatory Assets - PASEP/COFINS	-	20,814	35,568	-	-	-
Other	23,610	6,781	40,293	1,380	139	1,063
	727,438	108,594	1,415,386	23,081	12,251	64,453
Long-term assets
Customers and distributors	129,837	-	21,447	-	-	326
CRC transferred to State Government	-	-	1,146,764	-	-	-
Taxes and social contributions paid in advance	47,911	35,492	290,091	10,264	7,282	2,445
Judicial Deposits	6,833	16,004	57,080	288	-	-
Intercompany receivables	36,529	-	-	-	169,806	-
Account for compensation of "Portion A"	-	-	14,280	-	-	-
Regulatory Assets - PASEP/COFINS	-	-	32,680	-	-	-
Other	4,645	5,544	36,269	-	1,694	52
	225,755	57,040	1,598,611	10,552	178,782	2,823
Permanent
Investments	4,150	2,257	419	-	514,010	2
Property, plant and equipment	2,937,874	1,067,993	1,860,799	178,151	161	123,528
( - ) Special liabilities	-	(7,140)	(751,885)	-	-	-
Deferred	-	-	-	-	-	205
	2,942,024	1,063,110	1,109,333	178,151	514,171	123,735

Total	3,895,217	1,228,744	4,123,330	211,784	705,204	191,011

Pág. 19

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR	COM

Current
Loans and financing	50,378	16,093	21,654	-	-	6,294
Debentures	-	-	36,851	-	-	-
Suppliers	765,218	6,405	457,269	2,093	31	14,378
Taxes and social contributions	35,604	38,970	224,513	998	-	8,510
Interest on own capital	-	-	-	916	38,029	-
Accrued payroll costs	16,054	14,545	56,757	4,671	783	679
Pension plan and other post-retirement benefits	23,777	22,710	71,781	5,296	139	-
Account for compensation of "Portion A"	-	-	40,686	-	-	-
Regulatory charges	17,927	999	47,438	18	-	-
Other	1,796	1,554	16,710	500	1,548	454
	910,754	101,276	973,659	14,492	40,530	30,315
Long-term liabilities
Loans and financing	356,519	82,772	103,663	-	-	33,099
Debentures	-	-	558,351	-	-	-
Suppliers	889	-	299,786	-	-	267
Pension plan and other post-retirement benefits	97,004	86,489	305,139	18,194	518	723
Account for compensation of "Portion A"	-	-	40,874	-	-	-
Taxes and social contributions	-	-	51,478	-	-	8,957
Intercompany receivables	-	3,400	173,944	67,244	249,256	-
Provision for contingencies	38,523	29,307	120,133	682	-	-
	492,935	201,968	1,653,368	86,120	249,774	43,046
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718	50,012
Capital reserves	-	-	-	701	-	-
Income reserves	30,012	83,206	-	107	43,528	41,302
Accrued income	122,584	90,305	(110,865)	(10,286)	40,654	26,336
	2,491,528	925,500	1,496,303	111,172	414,900	117,650

Total	3,895,217	1,228,744	4,123,330	211,784	705,204	191,011

Pág. 20

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

QUARTERLY INCOME STATEMENT
as of September 30, 2005
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR	COM

Operating revenues
Electricity sales to final customers	67,842	-	3,828,036	-	-	-
Electricity sales to distributors	847,993	-	102,334	-	-	-
Use of transmission plant	-	272,602	100,134	-	-	-
Telecom revenues	-	-	-	57,288	-	-
Piped gas distribution	-	-	-	-	-	204,533
Other	17,515	1,179	44,414	-	-	36
Deductions from operating revenues	(106,508)	(30,375)	(1,266,831)	(8,280)	-	(33,161)
Net operating revenues	826,842	243,406	2,808,087	49,008	-	171,408
Operating expenses
Payroll and pension plan	(67,422)	(60,430)	(294,787)	(17,746)	(3,085)	(3,664)
Material	(5,061)	(3,351)	(33,784)	(1,852)	(6)	(211)
Raw material and supplies for generation of electricity	(130,091)	-	-	-	-	-
Natural gas purchased for resale and supplies for the ga	-	-	-	-	-	(117,596)
Third-party services	(32,441)	(9,279)	(112,557)	(4,321)	(260)	(2,463)
Electricity purchased for resale	(61,351)	-	(1,329,358)	-	-	-
Charges for the use of transmission grid	(93,218)	-	(453,735)	-	-	-
Depreciation and amortization	(76,925)	(28,825)	(113,987)	(19,884)	(31)	(3,619)
Regulatory charges	(46,931)	(2,133)	(282,480)	(128)	-	-
Taxes	(1,453)	(4,344)	(15,153)	(85)	(49)	(117)
Other expenses	(5,515)	(2,873)	(59,136)	(2,132)	(31)	(1,616)
	(520,408)	(111,235)	(2,694,977)	(46,148)	(3,462)	(129,286)
Result of operations	306,434	132,171	113,110	2,860	(3,462)	42,122
Equity Investment	-	-	-	-	21,013	-
Financial income (expenses)
Financial income	48,153	3,649	174,019	1,119	32,896	2,555
Financial expenses	(166,067)	2,657	(84,125)	(306)	(1,163)	(4,836)
	(117,914)	6,306	89,894	813	31,733	(2,281)
Operating income (expenses)	188,520	138,477	203,004	3,673	49,284	39,841
Non-operating income	260	(291)	(8,893)	(273)	107	(10)
Income (loss) before income tax	188,780	138,186	194,111	3,400	49,391	39,831
Income tax and Social contribution	(66,196)	(47,881)	(67,951)	(1,203)	(8,737)	(13,495)

Net income (loss)	122,584	90,305	126,160	2,197	40,654	26,336

Pág. 21

Companhia Paranaense de Energia – Copel
3rd Quarter 2005 Earnings Results

3Q05 RESULTS CONFERENCE CALL

Presentation:	Mr. Rubens Ghilardi, CEO, CFO and IRO

Date & Time:	Friday, November 11, 2005
11 am (US EST) 14 pm (Brasília Time)

Phone:	(55-11)2101-1490

Access code:	Copel

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Pág. 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.